October 3, 2014
VIA EDGAR

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Sunway Global Inc.
Schedule 13E-3
Filed on July 30, 2014
File No. 5-56735

Dear Mr. Hindin:

Sunway Global Inc. (the “Company”) hereby submits its response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated August 21, 2014.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Schedule 13E-3

Introduction, page 1

1.
We note the reference in the first paragraph to the suspension of the Company’s reporting obligations under Exchange Act section 15(d). However, based on the Company’s Form 10-K for the fiscal year ended December 31, 2013, it also appears that the Company’s common stock is registered pursuant to Exchange Act section 12(g). Please advise.

Response:

The Company’s common stock is registered under section 12(g) of the Exchange Act. Accordingly, the Company has revised its disclosure in the Schedule 13E-3 to reference suspension of the Company’s reporting obligations under Section 12(g).

Approval of Stockholders, page 1

2.
Disclosure indicates that holders of shares of Common Stock representing an aggregate of 97.32% of the Company’s issued and outstanding shares of Common Stock approved the Transaction by written consent. Please advise how the Company obtained the consents of these holders and why this was consistent with Regulation 14A. We note the disclosure on page 15 that two holders own 84.835% of the issued and outstanding shares, the Chairman and chief executive officer of the Company and a holder of 24.31% of the shares issued and outstanding.

Response:

Pursuant to Section 78.207 of the Nevada Revised Statutes, the Company is not required to obtain its shareholder approval for a reverse stock split where the Company decreases the number of issued and outstanding shares of its common stock while correspondingly decreasing the number of authorized shares of common stock at the same ratio.  However, our shareholders believe it is in the best interests of the Company to conduct the reverse stock split and voted in support of the action.

The shareholders who voted for the transaction include Mr. Liang Deli, the Company’s chief executive officer and director, who beneficially holds an aggregate of 15,328,950 shares of our common stock, or approximately 82.86% of the total issued and outstanding common stock as of the date hereof and Mr. Zhao Qichao, a shareholder who holds 2,675,790 shares of our common stock, or 14.46% of the total issued and outstanding common stock as of the date hereof. Collectively Mr. Liang and Mr. Zhao own 97.32% of the total issued and outstanding shares of our common stock as of the date hereof (18,499,736 shares). The ownership percentage disclosed in the section entitled “Security Ownership of Certain Beneficial Owners and Management” includes the shareholders’ ownership in shares of Series B Convertible Preferred Stock of the Company, each of which is convertible into 30 shares of common stock of the Company.

Stockholders with Shares Held in Street Name, page 3

3.
Please disclose whether a shareholder owning in the aggregate 10 or more pre-Reverse Stock Split shares but holding the shares in several accounts with less than 10 pre-Reverse Stock Split shares will be cashed out unless the shareholder consolidates such accounts prior to the Reverse Stock Split.

Response:

The Company has revised its disclosure regarding this issue in its Schedule 13E-3.

Fairness of the Reverse Stock Split, page 6

4.
The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion on pages 6 through 8 does not appear to address the factors described in clauses (ii), (iii), (iv), (v) or (vi) of Instruction 2 to Item 1014 and Item 1014(e) or explain why such factors were not deemed material or relevant. If the procedural safeguard in Item 1014(e) was not considered, please explain why the Board believes the Transaction is procedurally fair in the absence of such safeguard. We note that the absence of the procedural safeguards provided by Item 1014(c) and (d) is briefly discussed on page 7.

Response:

The Reverse Split will be accomplished by amending the Company’s Articles of Incorporation to reduce the authorized, as well as the issued and outstanding common stock of the Company pursuant to the Nevada Revised States. Section 78.207 of the Nevada Revised Statutes permits such action without the approval of the shareholders of the Company. The Board evaluated the fairness of the transaction to the stockholders of the Company, including the unaffiliated stockholders of the Company. The Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the Reverse Split, but did retain HCP, an unaffiliated financial advisor, for the purpose of preparing a report concerning the fairness of the Reverse Split. The Reverse Split was approved unanimously by the Board which comprises of one director, who is an employee of the Company.  The Company has no non-employee directors. Despite the lack of the safeguard provided by Item 1014(e), the Board used its best efforts to ensure the equal treatment of both affiliated and unaffiliated shareholders in the Reverse Split and believes the transaction is fair to all the shareholders.  The disclosure in Schedule 13E-3 has been revised in response to this comment.

Effects on our Stockholders, page 7

5.
This section discloses the effects on stockholders owning fewer than 10 pre-Reverse Stock Split shares and stockholders with at least 10 such shares. However, Item 1013(d) of Regulation M-A requires the Company to address the impact on affiliated and unaffiliated security holders as well. See Item 1013(d) of Regulation M-A. Please revise the disclosure accordingly.

Response:

The Reverse Stock Split applies to all stockholders equally based on their security ownership regardless of status as an affiliate or non-affiliate, except our “going private” transaction would result in certain requirements under the Exchange Act no longer being applicable to affiliates as discussed under “Additional Effects of the Transaction on Our Affiliates”.  The Company has revised the Schedule 13E-3 to make additional clarifications under “Effects on our Stockholders” in response to this comment.

Fairness Opinion of HCP, page 9

6.
Please confirm that the projections referenced on page 9 are the projections included in HCP’s fairness opinion and that such fairness opinion, including all of its exhibits, will be furnished to stockholders.

Response:

The Company confirms that the projections referenced on page 9 are the projections included in HCP’s fairness opinion and such fairness opinion, including all of its exhibits, will be furnished to stockholders upon written request and at the expense of the requesting stockholder.

Financial Statements, page 24

7.
It appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include summary financial statements and other applicable financial information required by Item 1010(c)(1) through (6).

Response:

The Company has revised the Schedule 13E-3 in response to this comment, adding section headings “Financial Information” to the Amendment No. 1.

8.
Item 13 currently incorporates by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014. Please update this disclosure as well as the disclosure provided in response to the immediately preceding comment to reflect the Company’s Form 10-Q filed on August 19, 2014 for the quarterly period ending June 30, 2014.

Response:

The Company has revised its Schedule 13E-3 to incorporate by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

The Company hereby acknowledges to the Staff that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

	By:	/s/ Liang Deli
Liang Deli
Chief Executive Officer
cc.: Marc Ross, Sichenzia Ross Friedman Ference LLP
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